Exhibit 99.1

Borr Drilling Limited – Written resolution approved – Senior Unsecured Convertible Bond Loan 2023/2028

Borr Drilling Limited (the “Company”) has today been advised by the Nordic Trustee AS that, pursuant to the summons for a written resolution dated 2 October 2024 for the Company’s senior unsecured convertible bonds with ISIN NO0012828187 (the “Bonds”), the written resolutions have today been resolved and approved by the bondholders.

Hamilton, Bermuda, October 17, 2024

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208